UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024.

Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F □  Form 40-F ⊠

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 18, 2024, Cybin Inc. (the "Company") announced 12-month efficacy data from its Phase 2 study of CYB003, a proprietary deuterated psilocin program in development for the potential adjunctive treatment of major depressive disorder). A summary of the Phase 2 study data is provided below:

Summary of 12-Month Efficacy Data for CYB003 16 mg

  Eight participants completed the 12-month follow-up of which seven received two doses (active-active) of 16 mg and one received a single dose of 16 mg (placebo - active).
  Mean change from baseline in Montgomery-Asberg Depression Rating Scale ("MADRS") was ~23 points after two doses of 16 mg (n=7).
    Mean baseline MADRS was 32 points across the 12 mg and 16 mg dosing arms.
  100% of participants receiving two doses of 16 mg were responders.
  71% of participants receiving two doses of 16 mg were in remission.
    The two participants in the 16 mg dosing arm that were responders (≥50% reduction in MADRS score) but not remitters had MADRS scores of 11; remission is defined as MADRS total score ≤10.

Summary of 12-Month Efficacy Data for CYB003 12 mg

  Thirteen participants completed the 12-month follow-up of which ten received two doses (active-active) of 12 mg and three received a single dose of 12 mg (placebo - active).
  Mean change from baseline in MADRS was ~18 points after two doses of 12 mg (n=10).
  60% of participants receiving two doses of 12 mg were responders.
  50% of participants receiving two doses of 12 mg were in remission.

Safety and tolerability:

  CYB003 has demonstrated an excellent safety profile. No new adverse events were reported in the 12-month follow up, including no reports of suicidality.

INCORPORATION BY REFERENCE

The information contained in the section "Information Contained in this Report on Form 6-K" shall be deemed to be incorporated by reference in the Registration Statement on Form F-10 (File No. 333-276333) of the Company, as amended or supplemented, to the extent not superseded by documents or reports subsequently filed.

For purposes of clarity, the press release furnished as Exhibit 99.1 of this Form 6-K of the Company is not incorporated by reference into the Registration Statement on Form F-10 (File No. 333-276333) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
(Registrant)

Date: November 18, 2024	By:	/s/ Doug Drysdale
	Name:	Doug Drysdale
	Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	News Release dated November 18, 2024